Delisting Determination,The Nasdaq Stock Market, LLC,
March 26, 2009, North American Scientific, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of North American Scientific, Inc.
(the Company), effective at the opening of the trading session on April 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300 and IM-4300. The Company was notified of the Staffs determination on March 12, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 23, 2009.